                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                  For the fiscal year ended: December 31, 1998

                                       OR


[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the transition period from ________ to ________


Commission File Number:  1-9195


A. Full title of the plan and the address of the plan, if different from that of the issuer names below:


                       KAUFMAN AND BROAD HOME CORPORATION
                              AMENDED AND RESTATED
                               401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       KAUFMAN AND BROAD HOME CORPORATION
                            10990 WILSHIRE BOULEVARD
                          LOS ANGELES, CALIFORNIA 90024

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(K) SAVINGS PLAN






                 Financial Statements and Supplemental Schedules







                                December 31, 1998

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(k) SAVINGS PLAN


                            -----------------------

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                     PAGE
--------------------------------------------------------                     ----
Report of Independent Auditors                                                 2


Financial Statements:


         Statements of Net Assets Available for Plan
           Benefits at December 31, 1998 and 1997                              3


         Statements of Changes in Net Assets Available for
           Plan Benefits for the years ended December 31, 1998 and 1997        4


         Notes to Financial Statements                                         5


Supplemental Schedules:


         Item 27a - Schedule of Assets Held for Investment
                    Purposes at December 31, 1998                             15


         Item 27d - Schedule of Reportable Transactions for
                    the year ended December 31, 1998                          16

                         Report of Independent Auditors


To the Administrative Committee, as Plan Administrator of the
Kaufman and Broad Home Corporation
Amended and Restated 401(k) Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




June 23, 1999                                        /s/ ERNST & YOUNG LLP

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(k) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                               -----------------



                                                           December 31,
                                                  ------------------------------
                                                      1998              1997
                                                  ------------      ------------
ASSETS:

         Investments, at fair value (Note 4)      $ 41,432,121      $ 32,760,008

         Participant loans receivable                1,086,763           891,406
                                                  ------------      ------------
                     Total Assets                   42,518,884        33,651,414


LIABILITIES

         Forfeitures payable                        (1,026,800)         (688,000)
                                                  ------------      ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 41,492,084      $ 32,963,414
                                                  ============      ============



                             See accompanying notes.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(k) SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                               -----------------

                                                        Years Ended December 31,
                                                    -------------------------------
                                                        1998               1997
                                                    ------------       ------------
ADDITIONS TO NET ASSETS AVAILABLE
       FOR PLAN BENEFITS ATTRIBUTED TO:

           Contributions from:

                Plan participants                   $  5,441,237       $  3,562,818

                Employer                               3,150,487          2,297,751
                                                    ------------       ------------
                                                       8,591,724          5,860,569

                Forfeitures                             (612,800)          (699,000)
                                                    ------------       ------------

                   Net contributions                   7,978,924          5,161,569
                                                    ------------       ------------

           Investment income:

                Interest and dividends                 2,571,346          2,297,253

                Net appreciation in fair value
                   of investments                      4,049,930          3,408,714
                                                    ------------       ------------
                                                       6,621,276          5,705,967
                                                    ------------       ------------
           Total additions                            14,600,200         10,867,536

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR
       PLAN BENEFITS ATTRIBUTED TO:

           Benefits paid to participants              (6,071,530)        (4,998,272)
                                                    ------------       ------------

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN
       BENEFITS DURING THE YEAR                        8,578,670          5,869,264


NET ASSETS AVAILABLE FOR PLAN BENEFITS:

       Beginning of year                              32,963,414         27,094,150
                                                    ------------       ------------

       End of year                                  $ 41,492,084       $ 32,963,414
                                                    ============       ============



                             See accompanying notes

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                               -----------------



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The financial statements of the Kaufman and Broad Home Corporation Amended and Restated 401(k) Savings Plan (the "Plan") are prepared on an accrual basis. Investment income is recorded as earned. Distributions of the Plan benefits to withdrawing participants are recorded when distributed. Expenses incurred in the administration of the Plan are paid by Kaufman and Broad Home Corporation (the "Company" and "Plan Sponsor").

         The financial statements are based on information provided to the Company and certified as complete and accurate by Fidelity Trust Management Company (the "Trustee"). Certain adjustments have been made to the financial statements provided by the Trustee in order for them to conform to the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Included in investments are amounts allocated to accounts of persons who have requested payment of their account balances due to termination, retirement, or death. Such amounts are classified as components of net assets available for plan benefits at December 31, 1998 and 1997 in the amounts of $1,848,300 and $1,237,800, respectively.

2.       DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

         The following is a reconciliation of net assets available for plan benefits between the financial statements and the Form 5500:

                                                          December 31,
                                                 -------------------------------
                                                     1998               1997
                                                 ------------       ------------
Net assets available for plan benefits
      per financial statements                   $ 41,492,084       $ 32,963,414

Liability recorded in the Form 5500 for
      amounts due to withdrawn participants        (1,848,300)        (1,237,800)
                                                 ------------       ------------

Net assets available for plan benefits
      per the Form 5500                          $ 39,643,784       $ 31,725,614
                                                 ============       ============

         The following is a reconciliation of benefits paid to participants between the financial statements and Form 5500:

                                                     Years Ended December 31,
                                                  -----------------------------
                                                      1998              1997
                                                  -----------       -----------
Benefits paid to participants
         per the financial statements             $ 6,071,530       $ 4,998,272

Add:  Amounts related to withdrawn
         participants at year end                   1,848,300         1,237,800

Less:  Amounts related to withdrawn
         participants from previous year           (1,237,800)         (744,000)
                                                  -----------       -----------

Benefits paid to participants per the
         Form 5500                                $ 6,682,030       $ 5,492,072
                                                  ===========       ===========


3.       GENERAL DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan whereby salaried employees of the Company are eligible to enroll in the Plan on January 1, April 1, July 1 or October 1 following the completion of 1,000 hours of service with the Company computed from the date of employment, or full-time employment for six months.

         Participants electing to participate in the Plan may contribute up to 10% of their annual compensation, on a pretax basis, by means of salary reduction. Participants may also contribute up to an additional 9% of their annual compensation, on an after tax basis, also by means of salary reduction. All contributions must be in whole percentages. Pretax contributions are eligible for tax deferred treatment up to the limits provided by the Tax Reform Act of 1986, as adjusted for cost of living.

         Unless otherwise elected by the Board of Directors, the Company will match the participant's pretax contribution up to 6% of annual base salary (determined without regard to bonuses and a maximum of $50,000 of regular earnings for commission employees). Company matching contributions and related investment income vest to participants over five years.

         Plan assets are held by Fidelity Investments. Plan participants may direct the investment of their funds among one or more of the following funds:

                  Strong Growth Fund is a growth mutual fund. It tries to increase the value of investments over the long term through capital growth by investing primarily in stocks that the advisor believes have above average growth prospects, including common and preferred stocks, both domestic and abroad. The fund is managed by Strong Capital Management, Inc.

                  Templeton Developing Markets Trust I is an international growth fund that invests in emerging or developing markets. The fund is managed by Templeton Asset Management Ltd. - Hong Kong Branch and distributed by Franklin Templeton Distributors, Inc.

                  Kaufman and Broad Common Stock Fund allows participants to contribute money which Fidelity uses to purchase shares of the common stock of the Company.

                  Fidelity Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic, and multinational companies.

                  Fidelity Contrafund is a growth fund. It seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in domestic and foreign common stocks and stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

                  Fidelity Equity-Income Fund is a growth and income fund. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                  Fidelity Intermediate Bond Fund is an income fund. It seeks a high current income by investing primarily in investment-grade fixed-income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The fund's dollar-weighted average maturity ranges between three and ten years.

                  Fidelity Overseas Fund is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in securities of issuers from at least three different countries outside of North America.

                  Fidelity Asset Manager is an asset allocation fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds, and short-term and money market instruments. The fund can allocate its assets within the following investment parameters: 30-70% in stocks, 20-60% in bonds, and 0-50% in short-term/money market class.

                  Fidelity Low-Priced Stock Fund is a growth fund. It seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, "low-priced" is considered $35 or less at time of purchase.

                  Fidelity Retirement Money Market Portfolio is a money market fund, which seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high quality, short-term money market securities of U.S. and foreign issuers. An investment in the fund is not insured or guaranteed by the U.S. government.

         Terminating participants may elect (with spousal consent) to withdraw their contributions, vested Company contributions and related investment income as a lump sum payment. In the absence of a valid election, the participant's vested benefits will be distributed in the form of a Qualified Joint and

         Survivor Annuity or a Qualified Preretirement Survivor Annuity, or in a lump sum if the actuarial equivalent is not more than $5,000.

         Nonvested Company contributions are forfeited and used by the Company to reduce future employer contributions.

         The Plan allows participant loans and hardship withdrawals subject to certain limitations.

         In the event of Plan termination, benefits of all affected participants, if not already so, shall become 100% vested and nonforfeitable.

4.       INVESTMENTS

         At December 31, 1998 and 1997 the Plan had $41,432,121 and $32,760,008
         respectively, invested in a variety of funds as directed by individual participants (see Note 3). These investment funds are valued at fair value, which is determined daily by Fidelity through reference to published market information using closing prices on the valuation date. The cost of the investments is determined by Fidelity. The Plan had loans outstanding to participants of $1,086,763 and $891,406 at December 31, 1998 and 1997, respectively.

         The value of the Plan's invested assets (including investments bought, sold and held during the year) appreciated by $4,049,930 and $3,408,714 during the years ended December 31, 1998 and 1997, respectively, as follows:

                                             Net Appreciation
                                             (Depreciation) in     Fair Value at
                                             Fair Value during      December 31,
                                                    1998                1998
                                             -----------------     -------------
Investment Fund:
        Strong Growth                           $   180,236         $   830,022
        Templeton Dev. Mkts.                        (84,124)            275,873
        Kaufman and Broad Stock                      67,171             790,393
        Fidelity Magellan                         2,689,150          13,409,477*
        Fidelity Contrafund                         957,508           6,499,042*
        Fidelity Equity Income                      436,757           7,953,691*
        Fidelity Intermediate Bond                   17,005           2,834,767*
        Fidelity Overseas                            (3,766)            361,350
        Fidelity Asset Manager                     (104,443)          2,772,576*
        Fidelity Low-Priced Stock                  (105,564)          1,426,783
        Fidelity Retirement Money Market                 --           4,278,147*
Participant Loans                                        --           1,086,763
                                                -----------         -----------
                        Total                   $ 4,049,930         $42,518,884
                                                ===========         ===========


                                             Net Appreciation
                                             (Depreciation) in     Fair Value at
                                             Fair Value during      December 31,
                                                    1997                1997
                                             -----------------     -------------
Investment Fund:
        Strong Growth                           $   (14,055)        $   436,360
        Templeton Dev. Mkts.                       (184,883)            594,942
        Kaufman and Broad Stock                         237              10,355
        Fidelity Magellan                         1,392,253           9,423,726*
        Fidelity Contrafund                         384,744           4,432,788*
        Fidelity Equity Income                    1,480,905           8,529,691*
        Fidelity Intermediate Bond                   18,201           2,221,380*
        Fidelity Overseas                              (172)            161,792
        Fidelity Asset Manager                      270,234           2,593,392*
        Fidelity Low-Priced Stock                    61,250             706,291
        Fidelity Retirement Money Market                 --           3,649,291*
Participant Loans                                        --             891,406
                                                -----------         -----------
                        Total                   $ 3,408,714         $33,651,414
                                                ===========         ===========

*Fair value of individual investment is 5% or more of the Plan's net assets.

5.       CHANGES IN NET ASSETS BY FUND (PARTICIPANT DIRECTED)

         The amount of net assets available for plan benefits as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits during the years then ended for each investment fund including net asset accruals allocated by fund and participant loans, are as follows:

YEAR ENDED DECEMBER 31, 1998


                                                                                                 FIDELITY MUTUAL FUNDS
                                                                                    ----------------------------------------------
                                                                      KAUFMAN
                                                                     AND BROAD
                                    STRONG         TEMPLETON          COMMON
                                    GROWTH        DEV. MARKETS         STOCK          MAGELLAN        CONTRAFUND      EQUITY INCOME
                                 ------------     ------------     ------------     ------------     ------------     ------------
ADDITIONS:

Contributions:
  Plan participants              $    315,427     $    137,930     $    340,521     $  1,267,218     $    766,474     $    933,675

  Employer                            165,272           79,825          187,020          751,255          435,148          550,485
                                 ------------     ------------     ------------     ------------     ------------     ------------
                                      480,699          217,755          527,541        2,018,473        1,201,622        1,484,160

  Forfeitures                         (30,673)          (7,828)         (32,092)        (265,281)        (107,346)         (69,346)
                                 ------------     ------------     ------------     ------------     ------------     ------------
Net contributions                     450,026          209,927          495,449        1,753,192        1,094,276        1,414,814

Investment income:
  Interest & dividends                     15            8,542            3,520          590,527          476,184          469,056

  Net appreciation
    (depreciation) in fair
    value of investments              180,236          (84,124)          67,171        2,689,150          957,508          436,757

Interfund transfers, net             (224,810)        (450,310)         225,667          776,019          226,382       (1,396,513)
                                 ------------     ------------     ------------     ------------     ------------     ------------

TOTAL ADDITIONS                       405,467         (315,965)         791,807        5,808,888        2,754,350          924,114
                                 ------------     ------------     ------------     ------------     ------------     ------------

DEDUCTIONS:

Benefits paid to participants         (29,567)          (8,020)         (31,242)      (1,870,090)        (706,170)      (1,454,247)

Loan activity, net                     (4,940)            (825)          (4,473)         (98,409)         (25,441)         (59,588)
                                 ------------     ------------     ------------     ------------     ------------     ------------

TOTAL DEDUCTIONS                      (34,507)          (8,845)         (35,715)      (1,968,499)        (731,611)      (1,513,835)
                                 ------------     ------------     ------------     ------------     ------------     ------------

NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                       370,960         (324,810)         756,092        3,840,389        2,022,739         (589,721)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:

Beginning of year                     435,630          594,548           10,355        9,216,569        4,288,663        8,379,894
                                 ------------     ------------     ------------     ------------     ------------     ------------

End of year                      $    806,590     $    269,738     $    766,447     $ 13,056,958     $  6,311,402     $  7,790,173
                                 ============     ============     ============     ============     ============     ============

                                  FIDELITY MUTUAL FUNDS
----------------------------------------------------------------------------------------
INTERMEDIATE                              ASSET                              RETIREMENT        PARTICIPANT
    BOND             OVERSEAS            MANAGER          LOW-PRICED        MONEY MARKET           LOANS             TOTAL
------------       ------------       ------------       ------------       ------------       ------------       ------------
$    300,053       $    119,454       $    403,247       $    325,504       $    531,734       $         --       $  5,441,237

     193,781             74,189            242,183            173,553            297,776                 --          3,150,487
------------       ------------       ------------       ------------       ------------       ------------       ------------
     493,834            193,643            645,430            499,057            829,510                 --          8,591,724

     (47,678)           (11,987)           (38,348)           (34,237)            32,016                 --           (612,800)
------------       ------------       ------------       ------------       ------------       ------------       ------------
     446,156            181,656            607,082            464,820            861,526                 --          7,978,924

     144,651             11,088            492,247             98,429            193,245             83,842          2,571,346

      17,005             (3,766)          (104,443)          (105,564)                --                 --          4,049,930

     166,165             20,847           (145,596)           284,688            517,461                 --                 --
------------       ------------       ------------       ------------       ------------       ------------       ------------

     773,977            209,825            849,290            742,373          1,572,232             83,842         14,600,200
------------       ------------       ------------       ------------       ------------       ------------       ------------


    (193,666)           (20,806)          (665,153)           (41,726)          (939,970)          (110,873)        (6,071,530)

       5,352              2,134            (11,521)            (5,179)           (19,498)           222,388                 --
------------       ------------       ------------       ------------       ------------       ------------       ------------

    (188,314)           (18,672)          (676,674)           (46,905)          (959,468)           111,515         (6,071,530)
------------       ------------       ------------       ------------       ------------       ------------       ------------


     585,663            191,153            172,616            695,468            612,764            195,357          8,528,670


   2,190,446            159,667          2,506,538            704,232          3,585,466            891,406         32,963,414
------------       ------------       ------------       ------------       ------------       ------------       ------------

$  2,776,109       $    350,820       $  2,679,154       $  1,399,700       $  4,198,230       $  1,086,763       $ 41,492,084
============       ============       ============       ============       ============       ============       ============

YEAR ENDED DECEMBER 31, 1997


                                                                                                  FIDELITY MUTUAL FUNDS
                                                                                     ----------------------------------------------
                                                                     KAUFMAN
                                                                    AND BROAD
                                     STRONG         TEMPLETON         COMMON
                                     GROWTH        DEV. MARKETS        STOCK         MAGELLAN        CONTRAFUND      EQUITY INCOME
                                  -----------      -----------      -----------     -----------      -----------     -------------
ADDITIONS:

Contributions:
  Plan participants               $    68,480      $    56,078      $       375     $ 1,015,945      $   673,374      $   690,444

  Employer                             29,920           24,122              298         661,656          414,398          452,042
                                  -----------      -----------      -----------     -----------      -----------      -----------
                                       98,400           80,200              673       1,677,601        1,087,772        1,142,486

  Forfeitures                          (1,156)            (624)              --        (216,995)        (167,679)        (174,550)
                                  -----------      -----------      -----------     -----------      -----------      -----------
Net contributions                      97,244           79,576              673       1,460,606          920,093          967,936

Investment income:
  Interest & dividends                 62,020           38,438               --         620,581          419,314          468,449

  Net appreciation
   (depreciation) in fair
   investments                        (14,055)        (184,883)             237       1,392,253          384,744        1,480,905

Interfund transfers, net              293,529          695,175            9,437        (956,034)         271,365          117,773
                                  -----------      -----------      -----------     -----------      -----------      -----------

TOTAL ADDITIONS                       438,738          628,306           10,347       2,517,406        1,995,516        3,035,063
                                  -----------      -----------      -----------     -----------      -----------      -----------

DEDUCTIONS:

Benefits paid to participants            (807)         (20,861)              --      (1,426,353)        (774,209)      (1,042,803)

Loan activity, net                     (2,301)         (12,897)               8         (32,718)          (8,645)         (22,161)
                                  -----------      -----------      -----------     -----------      -----------      -----------

TOTAL DEDUCTIONS                       (3,108)         (33,758)               8      (1,459,071)        (782,854)      (1,064,964)
                                  -----------      -----------      -----------     -----------      -----------      -----------

NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                       435,630          594,548           10,355       1,058,335        1,212,662        1,970,099

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:

Beginning of year                          --               --               --       8,158,234        3,076,001        6,409,795
                                  -----------      -----------      -----------     -----------      -----------      -----------

End of year                       $   435,630      $   594,548      $    10,355     $ 9,216,569      $ 4,288,663      $ 8,379,894
                                  ===========      ===========      ===========     ===========      ===========      ===========

                                  FIDELITY MUTUAL FUNDS
----------------------------------------------------------------------------------------
INTERMEDIATE                              ASSET                              RETIREMENT        PARTICIPANT
    BOND             OVERSEAS            MANAGER          LOW-PRICED        MONEY MARKET           LOANS             TOTAL
------------       ------------       ------------       ------------       ------------       ------------       ------------
$    244,691       $     45,817       $    318,581       $     48,622       $    400,411                 --       $  3,562,818

     176,422             19,488            213,146             29,449            276,810                 --          2,297,751
------------       ------------       ------------       ------------       ------------       ------------       ------------
     421,113             65,305            531,727             78,071            677,221                 --          5,860,569

     (20,023)            (3,366)           (91,718)            (3,261)           (19,628)                --           (699,000)
------------       ------------       ------------       ------------       ------------       ------------       ------------
     401,090             61,939            440,009             74,810            657,593                             5,161,569

     137,724              7,555            227,542             45,762            205,830             64,038          2,297,253

      18,201               (172)           270,234             61,250                 --                 --          3,408,714

    (330,370)            97,521           (117,838)           566,317           (646,875)                --                 --
------------       ------------       ------------       ------------       ------------       ------------       ------------

     226,645            166,843            819,947            748,139            216,548             64,038         10,867,536
------------       ------------       ------------       ------------       ------------       ------------       ------------


    (209,883)            (6,519)          (452,605)           (37,087)          (878,565)          (148,580)        (4,998,272)

     (13,624)              (657)           (38,124)            (6,820)            11,101            126,838                 --
------------       ------------       ------------       ------------       ------------       ------------       ------------

    (223,507)            (7,176)          (490,729)           (43,907)          (867,464)           (21,742)        (4,998,272)
------------       ------------       ------------       ------------       ------------       ------------       ------------


       3,138            159,667            329,218            704,232           (650,916)            42,296          5,869,264



   2,187,308                 --          2,177,320                 --          4,236,382            849,110         27,094,150
------------       ------------       ------------       ------------       ------------       ------------       ------------

$  2,190,446       $    159,667       $  2,506,538       $    704,232       $  3,585,466            891,406       $ 32,963,414
============       ============       ============       ============       ============       ============       ============

6.       TAX STATUS OF THE PLAN

         The Plan has received a determination letter from the Internal Revenue Service dated May 7, 1991, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7.       YEAR 2000 ISSUE (UNAUDITED)

         The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The steps taken include addressing internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

         In addition, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. The Plan Sponsor's year 2000 project calls for a year 2000-specific contingency plan to be developed. This plan is expected to be completed by October 1999.

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(k) SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1998


                               -----------------


                                                                                                   CURRENT
INVESTMENT DESCRIPTION                                             SHARES            COST           VALUE
----------------------------------------------------------       ---------        ---------      -----------
Strong Capital Management - Strong Growth Fund                      35,700      $   702,850      $   830,022

Franklin Templeton - Templeton Developing Markets Trust I           26,784          303,785          275,873

Kaufman and Broad Home Corporation*  Common Stock                   26,025          724,365          790,393

Fidelity Mutual Funds*:

           Magellan Fund                                           110,987       10,995,053       13,409,477

           Contrafund                                              114,440        5,664,975        6,499,042

           Equity Income Fund                                      143,181        7,576,893        7,953,691

           Intermediate Bond Fund                                  276,024        2,821,238        2,834,767

           Overseas Fund                                            10,043          370,973          361,350

           Asset Manager Fund                                      159,435        2,915,169        2,772,576

           Low-Priced Stock Fund                                    62,441        1,522,051        1,426,783

           Retirement Money Market Fund                          4,278,147        4,278,147        4,278,147

Participant Loans* 6% to 10% interest rates                             --               --        1,086,763
                                                                                                 -----------
                                                                                                 $42,518,884
                                                                                                 ===========



*Party-in-interest to the Plan

                       KAUFMAN AND BROAD HOME CORPORATION
                    AMENDED AND RESTATED 401(k) SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                               -----------------


Category (iii) - Series of transactions in excess of 5% of plan assets


                                                      NUMBER
                                                        OF              TOTAL          TOTAL
INVESTMENTS                                        TRANSACTIONS       PURCHASES        SALES         GAIN
                                             -----------------------  ----------    ----------    ----------
                                               Purch         Sales
                                             ---------     ---------
Fidelity Mutual Funds*:

      Magellan                                  179           128     $4,191,293    $2,894,693    $  590,519

      Contrafund                                155           108     $2,718,255    $1,609,509    $  210,954

      Equity Income                             159           125     $2,450,253    $3,463,011    $  960,634

      Intermediate Bond                         121            86     $1,247,606    $  651,224    $    2,032

      Asset Manager                             134           106     $1,355,727    $1,072,101    $  140,519

      Retirement Money Market                   151           126     $2,598,785    $1,969,929            --


There were no Category (i), (ii) or (iv) reportable transactions.

*Party-in-interest to the Plan

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                        Kaufman and Broad Home Corporation
                                        Amended and Restated
                                        401(k) Savings Plan






Dated:  June 29, 1999                   by:  /s/ Michael F. Henn
                                            -----------------------------------
                                             Michael F. Henn
                                             Senior Vice President and
                                               Chief Financial Officer

                                  EXHIBIT INDEX




                                                                 SEQUENTIALLY
EXHIBIT NO.       DESCRIPTION                                    NUMBERED PAGE
-----------       -----------                                    -------------
   23.1           Independent Auditor's Consent